[NETGEAR, Inc. Letterhead]

August 10, 2009

VIA EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Joseph M. Kempf, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

Re:	NETGEAR, Inc.
Item 4.02 Form 8-K
Filed: July 22, 2009
File No. 0-50350

Ladies and Gentlemen:

On behalf of NETGEAR, Inc. (the “Company”), I am submitting this letter to you in response to your letter of July 28, 2009, which letter set forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the Form 8-K filed by the Company with the Commission on July 22, 2009 with the file number set forth above. This letter sets forth the Company’s responses to the Staff’s comment.

For your convenience, we have restated in italics your comment.

Form 8-K

Item 4.02

1.	Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

RESPONSE:

The certifying officers of the Company, Patrick Lo and Christine Gorjanc, have considered the effect of the disclosed error on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K. The Company disclosed this revised conclusion in the Company’s Form 10-Q/A filed with the Commission on July 29, 2009, which included the restated financials for the restated period. In the Form 10-Q/A, these officers disclosed that their previous conclusions regarding effectiveness were incorrect with respect to the restated period. Specifically, the Company addressed the Commission’s comment in the second sentence of the third paragraph in

Section I, Item 4 (Controls and Procedures (Restated)) of the Form 10-Q/A as follows: “In connection with the restatement of our Quarterly Report on Form 10-Q for the three months ended March 29, 2009, as described in Note 2 to the unaudited condensed consolidated financial statements, our management, including our Chief Executive Officer and Chief Financial Officer, performed a reevaluation and concluded that our disclosure controls and procedures were not effective as of March 29, 2009 as a result of a material weakness in our internal control over financial reporting as discussed below.”

Undertakings

In connection with responding to the comment of the Staff, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NETGEAR, Inc.

/s/ Andrew W. Kim Andrew W. Kim
Vice President, Legal and Corporate Development